UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No. 4)*

                CORE TECHNOLOGIES (PENNSYLVANIA), INC.
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                            (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE
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                   (Title of Class of Securities)

                            218911 10 5
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                           (CUSIP Number)

      James A. Ounsworth, Vice President and General Counsel
                      Safeguard Scientifics, Inc.
 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                              610-293-0600
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           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           September 29, 1995
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       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement. (X)(A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              SCHEDULE 13D


CUSIP No. 218911 10 5

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(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Safeguard Scientifics, Inc.
      #23-1609753
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)   (X)
                                                         (b)   ( )
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*


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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
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                                      (7)   SOLE VOTING POWER

                                       -------------------------------
     NUMBER                           (8)   SHARED VOTING POWER
    OF SHARES                                   3,744,757
   BENEFICIALLY                       (assuming conversion of  Series A
  OWNED BY EACH                        Redeemable Convertible Preferred
    REPORTING                          Stock)
     PERSON                           -------------------------------
      WITH                            (9)   SOLE DISPOSITIVE POWER

                                      -------------------------------
                                      (10)   SHARED DISPOSITIVE POWER
                                                 See #8 above
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See #8 above
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                              ( )


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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      36.6%
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(14)  TYPE OF REPORTING PERSON*

      CO
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(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Safeguard Scientifics (Delaware), Inc.
      #51-1291171
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)   (X)
                                                         (b)   ( )
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*


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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                                      (7)   SOLE VOTING POWER

                                       -------------------------------
     NUMBER                           (8)   SHARED VOTING POWER
    OF SHARES                                   3,744,757
   BENEFICIALLY                       (assuming conversion of  Series A
  OWNED BY EACH                        Redeemable Convertible Preferred
    REPORTING                          Stock)
     PERSON                           -------------------------------
      WITH                            (9)   SOLE DISPOSITIVE POWER

                                      -------------------------------
                                      (10)   SHARED DISPOSITIVE POWER
                                                 See #8 above
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See #8 above
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                              ( )


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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      36.6%
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(14)  TYPE OF REPORTING PERSON*

      CO
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ITEM 1  Security and Issuer

     The title of the class of equity securities to which this Amendment to
Schedule 13D relates is Common Stock ($.01 par value per share) of Core Technologies (Pennsylvania), Inc. (hereinafter referred to as the "Shares"). The name and address of the issuer of the Shares is Core Technologies (Pennsylvania), Inc., 110 Summit Drive, Exton, PA 19341 (hereinafter referred to as the "Issuer").

ITEM 2.  Identity and Background

     Set forth in Exhibit A hereto and the Schedules thereto is the name of each Reporting Person and the information required by Item 2 of Schedule 13D about the identity and background of that Reporting Person and its partners, directors, executive officers and controlling persons, if any, supplied by such Reporting Person.

     During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of such Reporting Person's officers, directors, partners and controlling persons identified in Exhibit A and the schedules thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons and the officers, directors, partners and controlling persons of such Reporting Persons are United States citizens, except where otherwise indicated.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

ITEM 4.  Purpose of Transaction

     In connection with an agreement between the Reporting Person and Issuer, on September 29, 1995, Reporting Person contributed 2,000,000 Shares to the capital of the Issuer and sold 2,500,000 Shares at a per share price of $.10 to certain members of the Issuer's senior management. These transactions resulted in a reduction to approximately 36.6% of the Reporting Person's beneficial interest in the Shares.

ITEM 5.  Interest in the Securities of the Issuer

     The table below sets forth the aggregate number of Shares and percentage of the Issuer's outstanding Shares beneficially owned by each Reporting Person and by each executive officer, director, partner and controlling person, if any, of that Reporting Person named in Exhibit A and the Schedules thereto. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite his or its name. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any Shares of the Issuer.

     Unless otherwise indicated in a footnote in the following table, no person named in Exhibit A and the Schedules thereto has consummated any transaction in the Issuer's Shares during the past sixty days other than as set forth herein.

                              Number of Shares          Percentage of
Name of Person               Beneficially Owned       Outstanding Shares
--------------               ------------------       ------------------
Safeguard Scientifics,
  (Delaware) Inc.(1)              3,744,757                 36.6%
Donald R. Caldwell                    1,100                     *
Gerald M. Wilk                       10,893                     *
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* Less than 1%

(1) Includes 1,500,000 Shares issuable upon the conversion of 15,000 shares of Series A Redeemable Convertible Preferred Stock held by Safeguard Scientifics (Delaware), Inc.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As noted in Item 4, the Reporting Person contributed 2,000,000 Shares to the capital of the Company. The Reporting Person also sold to certain members of the Issuer's senior management an aggregate of 2,500,000 Shares, at a price of $.10 per share, payable in the form of five-year, interest bearing promissory notes secured by 1,800,000 of the purchased Shares. These transactions were consummated on September 29, 1995.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A        Identity and Background



                              SIGNATURES

     After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: Nov. 8, 1995                 Safeguard Scientifics, Inc.


                                    By:  /s/ James A. Ounsworth
                                         James A. Ounsworth
                                         Vice President, General
                                         Counsel and Secretary


                              SIGNATURES

     After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: Nov. 8, 1995                 Safeguard Scientifics (Delaware), Inc.


                                    By:  /s/ James A. Ounsworth
                                         James A. Ounsworth
                                         Vice President and Secretary




                             EXHIBIT INDEX

Exhibit                   Title                          Page Number

A                         Identity and Background                 10




                               EXHIBIT A

                        Identity and Background


1.  Safeguard Scientifics, Inc.

    Safeguard Scientifics, Inc. ("SSI"), a Pennsylvania corporation, owns all of the outstanding capital stock of Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). SSI has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. SSI is an entrepreneurial technology company. See Schedule I with respect to the executive officers and directors of SSI as of the date of filing this amendment to Schedule 13D.


2.  Safeguard Scientifics (Delaware), Inc.

    SSD is a wholly owned subsidiary of SSI. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P. O. Box 7048, Wilmington, DE 19803. Schedule II provides information about the executive officers and directors of SSD as of the date of filing this amendment to Schedule 13D.

                                              SCHEDULE I
                                   DIRECTORS AND EXECUTIVE OFFICERS
                                                  OF
                                      SAFEGUARD SCIENTIFICS, INC.

Executive Officers*

                                 Business                             Principal
Name                             Address                              Occupation
Warren V. Musser                 Safeguard Scientifics,Inc.           Chairman of the Board, Chief
                                 800 The Safeguard Building           Executive Officer, President
                                 435 Devon Park Drive                 and Chief Operating Officer
                                 Wayne, PA  19087

Edward R. Anderson               CompuCom Systems, Inc.               President and Chief Executive
                                 10100 North Central Expressway       Officer, CompuCom Systems
                                 Dallas, TX 75231

Donald R. Caldwell               Safeguard Scientifics, Inc.          Executive Vice President
                                 800 The Safeguard Building
                                 435 Devon Park Drive
                                 Wayne, PA  19087

James W. Dixon                   CompuCom Systems, Inc.               Chairman of the Board,
                                 10100 North Central Expressway       CompuCom Systems
                                 Dallas, TX 75231

Jerry L. Johnson                 Safeguard Scientifics, Inc.          Senior Vice President,
                                 800 The Safeguard Building           Operations
                                 435 Devon Park Drive
                                 Wayne, PA  19087

Charles A. Root                  Safeguard Scientifics, Inc.          Executive Vice President
                                 800 The Safeguard Building
                                 435 Devon Park Drive
                                 Wayne, PA  19087

Gerald M. Wilk                   Safeguard Scientifics, Inc.          Vice President--Finance
                                 800 The Safeguard Building
                                 435 Devon Park Drive
                                 Wayne, PA  19087
Directors*
Vincent G. Bell Jr.              Verus Corp.                          President and Chief
                                 259 Radnor-Chester Rd.               Executive Officer, Verus Corp.
                                 Radnor, PA  19087

Robert A. Fox                    R.A.F. Industries                    President, R.A.F. Industries
                                 One Pitcairn Pl, Suite 2100
                                 165 Township Line Road
                                 Jenkintown, PA 19046-3593

Delbert W. Johnson               Pioneer Metal Finishing              Chairman and CEO,
                                 1717 West River Rd. North            Pioneer Metal Finishing and
                                 Minneapolis, MN 55411                Vice President, SSI

Peter Likins                     Lehigh University                    President, Lehigh University
                                 Bethlehem, PA  18015

Jack L. Messman                  Union Pacific Resources              President and CEO, Union
                                 801 Cherry Street, MS4001            Pacific Resources
                                 Fort Worth, TX 76102

Warren V. Musser                 (Same as previous page)              (Same as previous page)

Russell E. Palmer                The Palmer Group                     President, The Palmer Group
                                 3600 Market Street
                                 Suite 530
                                 Philadelphia, PA  19104

John W. Poduska Sr.              Advanced Visual Systems              Chairman of the Board, Advanced
                                 300 Fifth Avenue                     Visual Systems, Inc.
                                 Waltham, MA 02154

Heinz Schimmelbusch              Safeguard International              President and CEO, Safeguard
                                   Group, Inc.                        International Group, Inc.
                                 800 The Safeguard Building
                                 435 Devon Park Drive
                                 Wayne, PA 19087-1945

Hubert J.P.Schoemaker            Centocor, Inc.                       Chairman of the Board,
                                 200 Great Valley Parkway             Centocor, Inc.
                                 Malvern, PA 19355

Jean C. Tempel                   Technology Leaders Management        Managing Director
                                 c/o Safeguard Scientifics, Inc.      Technology Leaders
                                 Ten Post Office Square               Management, Inc.
                                 Suite 1325
                                 Boston, MA 02109-4603

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*All Executive Officers and Directors, except Heinz Schimmelbusch and Hubert J.P. Schoemaker, are U. S. citizens.



                                             SCHEDULE II
                                  DIRECTORS AND EXECUTIVE OFFICERS
                                                 OF
                               SAFEGUARD SCIENTIFICS (DELAWARE), INC.
Executive Officers*

                                 Business                             Principal
Name                             Address                              Occupation
Donald R. Caldwell               Safeguard Scientifics,Inc.           Executive Vice President, SSI
                                 800 The Safeguard Building           and President, SSD
                                 435 Devon Park Drive
                                 Wayne, PA  19087

James A. Ounsworth               Safeguard Scientifics, Inc.          Vice President and Secretary,
                                 800 The Safeguard Building           SSI and SSD
                                 435 Devon Park Drive
                                 Wayne, PA  19087

George Warren                    Safeguard Scientifics                Vice President, SSD
                                 (Delaware), Inc.
                                 103 Springer Building
                                 3411 Silverside Road
                                 Wilmington, DE 19803

Gerald M. Wilk                   Safeguard Scientifics, Inc.          Vice President-Finance, SSI
                                 800 The Safeguard Building           and Vice President and
                                 435 Devon Park Drive                 Treasurer, SSD
                                 Wayne, PA  19087

Directors*
Gerald M. Wilk                   (Same as above)                      (Same as above)
James A. Ounsworth               (Same as above)                      (Same as above)
Michael W. Miles                 Safeguard Scientifics, Inc.          Vice President and Controller
                                 800 The Safeguard Building           of SSI
                                 435 Devon Park Drive
                                 Wayne, PA  19087

William F. White                 Safeguard Scientifics, Inc.          Tax Manager of SSI
                                 800 The Safeguard Building
                                 435 Devon Park Drive
                                 Wayne, PA 19087


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*All Executive Officers and Directors are U.S. Citizens
